Exhibit 99.1

CONSORTIUM TERM SHEET

Dated November 3, 2023

This term sheet (this “Term Sheet”) sets forth certain key terms with respect to the formation and conduct of a consortium between the parties (the “Consortium”) for purposes of jointly pursuing the acquisition of all of the outstanding shares (the “Shares”) of BEST Inc. (the “Target”) or a similar transaction (the “Proposed Transaction”). This Term Sheet is indicative only and shall not be legally binding between the parties with respect to the subject matter hereof, except for the paragraphs opposite the headings “Consortium Bid Actions”, “Interim Investment Agreement and Shareholders Agreement”, “Termination”, “Exclusivity”, “Expenses”, “Termination Fee”, “Confidentiality”, “Governing Law & Forum”, “Severability” and “Counterparts” below (collectively, the “Legally Binding Terms”), which shall be valid and legally binding upon the parties. Subject to the foregoing sentence, no party shall have any other obligation of any kind with respect to the terms described herein or any other similar transaction until the execution and delivery of final definitive agreements.

1.	Consortium:	Mr. Shao-Ning Johnny Chou, the chairman and chief executive officer of the Target (the “Chairman”), Mr. George Chow, the chief strategy and investment officer of the Target (“Mr. Chow” and, together with the Chairman, the “Designated Initial Members” and each of the Designated Initial Members and Denlux Logistics Technology Invest Inc. (“Cash Co-Investor X”), Alibaba Investment Limited (“Strategic Investor A”), BJ Russell Holdings Limited (“Strategic Investor B”), and Cainiao Smart Logistics Investment Limited (“Strategic Investor C”) an “Initial Member”; and the Initial Members, together with any Other Rollover Members (as defined below) and any Additional Members (as defined below), each a “Member”) shall form and conduct the Consortium to jointly pursue the negotiation and execution of the Proposed Transaction. The Proposed Transaction shall be subject to, among other things, (i) the conduct of due diligence on the Target to the reasonable satisfaction of each Member and (ii) the entry into final definitive agreements satisfactory to each Member (including its investment committee, as applicable).

2.	Commitments:

Unless otherwise determined by the Initial Members, the commitment of each Initial Member to provide pari passu funding to the acquisition vehicle(s) (“Bidco”) in connection with the Proposed Transaction (each such Initial Member’s “Initial Commitment” and collectively, the “Initial Commitments”) will be as follows:

•   Cash Investors: The Designated Initial Members and Cash Co-Investor X will each fund a cash equity investment in BidCo in an amount not less than the amount set forth opposite their respective name on Schedule I-A attached hereto, unless otherwise determined jointly by the Initial Members from time to time (and subject to pro rata reduction by the amount of funding provided by certain Additional Members as described below), to Bidco in exchange for proportionate newly issued equity interests in Bidco.

•   Additional Investors: The parties contemplate that certain additional Members (“Additional Investors”) will join the Consortium and collectively fund a cash equity investment in an amount which will equal up to 50% of the equity capital required to finance the Proposed Transaction, in Bidco in exchange for proportionate newly issued equity interests in Bidco. Funding provided by such Additional Investors will reduce the allocations to the Designated Initial Members and Cash Co-Investor X by a corresponding pro rata amount.

•   Strategic Investor A: Strategic Investor A will contribute Shares owned by Strategic Investor A (and certain of its affiliates) representing approximately 21.79% of the Target’s issued and outstanding Shares (assuming all class B ordinary shares and class C ordinary shares have been converted into class A ordinary shares)[3], to Bidco in exchange for proportionate newly issued equity interests in Bidco (with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction).

•   Strategic Investor B: Strategic Investor B will contribute Shares owned by Strategic Investor B representing approximately 8.52% of the Target’s issued and outstanding Shares (assuming all class B ordinary shares and class C ordinary shares have been converted into class A ordinary shares), to Bidco in exchange for proportionate newly issued equity interests in Bidco (with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction).

•   Strategic Investor C: Strategic Investor C will contribute Shares owned by Strategic Investor C representing approximately 4.63% of the Target’s issued and outstanding Shares (assuming all class B ordinary shares and class C ordinary shares have been converted into class A ordinary shares), to Bidco in exchange for proportionate newly issued equity interests in Bidco (with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction).

•   Chairman: In addition to the abovementioned cash equity investment set forth on Schedule I-A, the Chairman will contribute Shares owned by the Chairman representing approximately 12.64% of the Target’s issued and outstanding Shares (assuming all class B ordinary shares and class C ordinary shares have been converted into class A ordinary shares), to Bidco in exchange for proportionate newly issued equity interests in Bidco (with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction).

•   Mr. Chow: In addition to the abovementioned cash equity investment set forth on Schedule I-A, Mr. Chow will contribute Shares owned by Mr. Chow representing approximately 1.71% of the Target’s issued and outstanding Shares (assuming all class B ordinary shares and class C ordinary shares have been converted into class A ordinary shares), to Bidco in exchange for proportionate newly issued equity interests in Bidco (with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction).

•   Other shareholders of the Target will also contribute Shares to BidCo in exchange for proportionate newly issued equity interests in Bidco (with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction) (the “Other Rollover Members” and, together with the Chairman, Mr. Chow, Strategic Investor A and Strategic Investor B, the “Rollover Members”). The Other Rollover Members will be identified by the Chairman (with the consent of Strategic Investor A), subject to prior consultation with (but not requiring the consent of) the other Initial Members. As a condition to the admission of any proposed Additional Investor or Other Rollover Member to the Consortium, such Additional Investor or Other Rollover Member shall

[3]	Percentages used in this section are based on number of shares and related information reported on the Issuer’s current report on Form 20-F furnished on April 21, 2023, and are subject to revision.

    execute an adherence agreement (an “Adherence Agreement”) in a form mutually agreeable to the Designated Initial Members and Strategic Investor A, which shall reflect (a) the acknowledgement of the terms of this Term Sheet, (b) the agreement to be bound by the Legally Binding Terms and (c) such other terms as may be mutually agreeable to the Designated Initial Members and Strategic Investor A. Upon the execution of an Adherence Agreement by an Additional Investor or Other Rollover Member, such Additional Investor or Other Rollover Member shall be deemed to be a “Member” for purposes of this Term Sheet.

3.	Additional Capital; Admission of Additional Members:

If, prior to the Closing, the Chairman, Strategic Investor A and a majority of the Initial Members should jointly decide that more cash equity investment is desired (as compared to the current assumption set forth on Schedule I-A attached hereto), the opportunity to subscribe for incremental cash equity capital (i.e., the Commitments) will be offered pro-rata among the Designated Initial Members, Cash Co-Investor X and any other Additional Members (as defined below), and in the event of any shortfall, the shortfall will be re-offered to those Members subscribing for the offered incremental cash equity capital. If, after successive re-offerings, the incremental cash equity capital is not fully subscribed by such existing Members, the Chairman may, with the consent of Strategic Investor A and in consultation with the other Initial Members, admit to the Consortium one or more new potential co-investors to provide additional new cash equity capital (such admitted co-investors, the “Additional Cash Co-Investors”, and collectively with the contemplated Additional Investors and Other Rollover Members, the “Additional Members”) for the consummation of the Proposed Transaction (and the commitment of each Additional Cash Co-Investor to provide pari passu funding to Bidco in connection with the Proposed Transaction, such Additional Cash Co-Investor’s “Additional Commitment” and collectively, the “Additional Commitments”) (the Additional Commitments, together with the Initial Commitments, the “Commitments”). As a condition to the admission of any proposed Additional Cash Co-Investor to the Consortium pursuant to the foregoing, such Additional Cash Co-Investor shall execute an Adherence Agreement in agreed form, which shall reflect (a) such Additional Cash Co-Investor’s Additional Commitment, (b) such Additional Cash Co-Investor’s acknowledgement of the terms of this Term Sheet, (c) such Additional Cash Co-Investor’s agreement to be bound by the Legally Binding Terms and (d) such other terms as may be mutually agreeable to the Designated Initial Members and Strategic Investor A. Upon the execution of an Adherence Agreement by an Additional Cash Co-Investor in compliance with the terms hereof, such Additional Cash Co-Investor shall be deemed to be a “Member” for purposes of this Term Sheet.

Each Commitment of the Designated Initial Members, Cash Co-Investor X and any Additional Cash Co-Investor will be reflected in an equity commitment letter and each Rollover Member’s Commitment will be reflected in a rollover and support agreement.

4.	Consortium Bid Actions:	All material actions and decisions of the Consortium relating to the Proposed Transaction to be made or taken prior to the execution of the final definitive documentation providing for the Proposed Transaction (the “Signing”), including, but not limited to, the offer price, terms and conditions and structure of the Proposed Transaction and entry into a merger agreement or other definitive transaction agreement with the Target, shall be made jointly between the Initial Members.

5.	Interim Investment Agreement and Shareholders Agreement:	In connection with the Signing, the Members intend to enter into an interim investment agreement (the “IIA”), consistent with the terms herein, setting forth, among other things, the governance arrangements for Bidco during the period between the Signing and the Closing.

Concurrently with or immediately after the Closing, the Members intend to enter into a shareholders’ agreement (the “SHA”), on terms mutually agreeable to the Members, setting forth, among other things, the governance principles for Bidco and the rights and obligations of the shareholders of Bidco, in each case, following the Closing.

6.	Termination:	Each Member shall have the right at any time prior to the Signing to cease pursuit of the Proposed Transaction and terminate this Term Sheet with respect to the rights and obligations of such Member with immediate effect upon prior written notice to each other Member, provided that the paragraphs opposite the headings “Exclusivity”, “Expenses”, “Confidentiality”, and “Governing Law & Forum” and any antecedent breach by such resigning Member shall survive any such termination in accordance with their terms. In the event of any failure to reach consensus on any proposed material action or decision proposed to be taken by the Consortium prior to the Signing as described in Section 4 above, or in the event of any failure by one or more Members to enter into the IIA or the SHA as described in Section 5 above, actions and decisions may be taken or made jointly by the Chairman, Strategic Investor A and a majority of the Members, with authority to remove dissenting Members (including Members who fail to enter into the IIA or SHA) from the Consortium provided that the capital commitment of such removed Members is covered by increased capital commitments of one or more of the remaining Members and/or by one or more Additional Members. In the event any such Member is so removed, this Term Sheet shall terminate with respect to the rights and obligations of such Member with immediate effect upon written notice of such removal by the Chairman to each other Member, provided that the paragraphs opposite the headings “Expenses”, “Exclusivity”, “Confidentiality”, and “Governing Law & Forum” and any antecedent breach by such removed Member shall survive any such termination in accordance with their terms.

7.	Exclusivity:	From the date hereof until the termination of this Term Sheet in respect of all Members, the Members agree to work exclusively with each other in good faith in pursuit of the Proposed Transaction. Without limiting the generality of the foregoing, except through its participation in the Consortium, each Member agrees that, for the period beginning on the date hereof and ending on the 180th day hereafter (“the Exclusivity Period”), it shall not, and shall not permit any of its affiliates to, whether alone or jointly with one or more other parties, directly or indirectly, (i) acquire or agree to acquire any securities or assets of the Target or any of its subsidiaries or affiliates (other than, with respect to the Chairman, Mr. Chow and any Other Rollover Member that is an executive officer of the Target, awards granted under the Target’s equity incentive plan and Shares issued upon the exercise thereof) or (ii) participate or agree to participate in any transaction as an acquirer competitive with or that would hinder or frustrate the Proposed Transaction as contemplated by this Term Sheet. The obligations of the Members set forth in this paragraph are referred to herein as the “Exclusivity Obligations”. The Exclusivity Period may be extended by agreement between the Chairman and Strategic Investor A if the Signing does not occur within the originally contemplated Exclusivity Period, but in no event for more than an additional 180 days. The Members agree that each Member would suffer irreparable damage if any of the Exclusivity Obligations were not performed in accordance with the terms of this Term Sheet, and any suffering Member shall be entitled to seek an injunction or injunctions to prevent breaches of the Exclusivity Obligations or to enforce specifically the performance of the terms and provisions of the Exclusivity Obligations (without posting a bond or other security), in addition to any other remedy to which it is entitled at law or in equity.

8.	Advisors	For (a) the preparation and assistance in the negotiation of legal documentation on behalf of the Consortium in connection with the Proposed Transaction (including any merger agreement); (b) coordination and assistance in conducting the due diligence investigation of the Target on behalf of the Consortium; and (c) such other matters as the Designated Initial Members may mutually agree, the Designated Initial Members shall appoint, with the consent of Strategic Investor A and in consultation with the other Initial Members, joint legal and tax advisors for the Consortium, the scope and engagement terms of which shall be mutually agreed upon by the Designated Initial Members in consultation with the other Initial Members (the “Joint Advisors”).

Notwithstanding the above, the Designated Initial Members acknowledge and agree that the Chairman is permitted in his sole discretion to appoint his own advisors, including legal counsel or other advisors, in relation to the Chairman’s interests relating to the Proposed Transaction and the Consortium. Other Initial Members may also in their sole discretion appoint their own advisors, including legal counsel or other advisors, in relation to their interests relating to the Proposed Transaction and the Consortium. Each Initial Member shall exclusively bear all costs and expenses associated with their own advisors, except for the limited reimbursement of the fees and expenses of outside counsel by the Target following the Closing described under “Expenses” below.

9.	Expenses:

Except for Shared Transaction Expenses (as defined below) and the limited reimbursement of outside counsel legal fees and expenses described in the third paragraph below, all fees and expenses incurred by a Member, including, but not limited to, fees and expense of advisors or consultants solely retained by such Member in connection with (a) due diligence on the Target and (b) the negotiation and preparation of this Term Sheet, an Adherence Agreement, the IIA and the SHA, shall be borne solely by such Member.

In the event the Proposed Transaction is not consummated for any reason, all fees and expenses incurred by the Members (i) in respect of Joint Advisors; (ii) the fees and expenses of the shared outside counsel for Strategic Investor A and Strategic Investor C (subject to a reimbursement cap on such shared outside counsel’s fees and expenses as agreed between the Chairman and Strategic Investor A); and (iii) otherwise for the benefit of the Consortium as mutually agreed in writing by the Designated Initial Members and Strategic Investor A (collectively, the “Shared Transaction Expenses”) shall be borne by the Members whose Commitments are equal to or greater than 2.0% of the aggregate Commitments (each, a “TE Member”) based on their respective TE Pro Rata Portion of such Shared Transaction Expenses. For purposes of this Term Sheet, a TE Member’s “TE Pro Rata Portion” shall be a fraction, the numerator of which shall be the Commitment of such TE Member and the denominator of which shall be the aggregate Commitments of all TE Members, in each case, at the time of the determination thereof.

In the event the Proposed Transaction is consummated, the Target and/or Bidco shall bear, and shall reimburse the Members for, (i) the Shared Transaction Expenses, and (ii) the fees and expenses of outside legal counsel for each individual Initial Member other than Strategic Investor A and Strategic Investor C (in the case of each such other Initial Member, subject to a reimbursement cap on such Initial Member’s outside counsel’s fees and expenses as agreed among the Chairman, Strategic Investor A and such other Initial Member), which Shared Transaction Expenses and reimbursable outside counsel fees and expenses shall be settled in cash at the time of the Closing if reasonably practicable from the aggregate equity and any acquisition debt financing proceeds in connection with the Proposed Transaction.

Notwithstanding the foregoing, in the event a Member terminates this Term Sheet with respect to the rights and obligations of such Member in accordance with its terms, such Member shall only be responsible for its TE Pro Rata Portion (if any) of the Shared Transaction Expenses incurred or accrued as of the date of such Member’s termination, as applicable.

If the Proposed Transaction fails to consummate due to the unilateral breach of any Legally Binding Term by one or more Members, then the breaching Member or Members shall reimburse any non-breaching Members for all out-of-pocket costs and expenses incurred by such non-breaching Members in connection with the Proposed Transaction, including, but not limited to, the Shared Transaction Expenses, as applicable, without prejudice to any rights and remedies otherwise available to such non-breaching Members.

Each Member shall be responsible for its own taxes and related tax obligations arising from the Proposed Transaction (including tax filings, payments and other obligations). The Members shall cooperate with the Target in fulfilling the Target’s tax withholding, reporting, registration or similar obligations, if any, in connection with the Proposed Transaction.

10.	Termination Fee:	Any termination fee received by the Consortium in connection with the Proposed Transaction pursuant to the terms of a definitive written merger agreement or similar transaction agreement in connection with the Proposed Transaction shall be used to pay the Shared Transaction Expenses, and any remaining amount shall be shared among the TE Members in accordance with their respective TE Pro Rata Portions.

11.	Confidentiality:

Except as required by law or applicable regulatory requirement, each Member shall not make any disclosure to any third party, other than such Member’s professional advisors (and for the avoidance of doubt, to such Member’s affiliates and their respective employees, officers and directors) concerning the existence of this Term Sheet, its contents or the status of negotiations between the Members or the Target with respect to the Proposed Transaction, in each case, without obtaining the prior written consent of the Designated Initial Members and Strategic Investor A.

No announcement (unless otherwise agreed) or other public disclosure will be made by any Member concerning the contents or existence of this Term Sheet, the Proposed Transaction or any ancillary matter except as required by law or any relevant regulatory authority or by agreement between the Designated Initial Members and Strategic Investor A.

The foregoing confidentiality obligations of the Members shall be in addition to, and not in substitution for, the provisions of any confidentiality or non-disclosure agreement entered into by the Members with respect to the Proposed Transaction or the Target.

12.	Governing Law & Forum:

This Term Sheet shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to any choice of law or conflict of law rules or provisions that would cause the applicable of the laws of any jurisdiction other than Hong Kong.

Any disputes, actions and proceedings against any Member or arising out of or in any way relating to this Term Sheet shall be submitted to the Hong Kong International Arbitration Centre (the “HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time (the “Rules”) as may be amended by this paragraph. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent (s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree on the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Members. Any Member who is a party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Members irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement on lack of personal jurisdiction or inconvenient forum.

Notwithstanding the immediately foregoing paragraph, the Members hereby consent to and agree that in addition to any recourse to arbitration set out in the foregoing paragraph, any Member may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction or an order of specific performance from a court or other authority with competent jurisdiction and, notwithstanding that this Term Sheet is governed by Hong Kong law, a court or authority hearing such an application may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this paragraph is only applicable to the seeking of interim injunctions or an order of specific performance and does not restrict the application of the immediately foregoing paragraph in any way.

13.	Severability:	Any provision of this Term Sheet that is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any way adverse to any party, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.	Counterparts:	This Term Sheet may be executed in one or more counterparts and when so executed such counterparts shall constitute a single Term Sheet. Execution by facsimile or scanned to e-mail format signatures shall be legal, valid and binding.

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IN WITNESS WHEREOF, the undersigned hereby has executed this Term Sheet as of the date first written above.

Shao-Ning Johnny Chou

By:	/s/ Shao-Ning Johnny Chou

IN WITNESS WHEREOF, the undersigned hereby has executed this Term Sheet as of the date first written above.

George Chow

By:	/s/ George Chow

IN WITNESS WHEREOF, the undersigned hereby has executed this Term Sheet as of the date first written above.

Denlux Logistics Technology Invest Inc.

By:	/s/Xu Wei
Name:	Xu Wei
Title:	Authorized Signatory

IN WITNESS WHEREOF, the undersigned hereby executes this Term Sheet as of the date first written above.

Alibaba Investment Limited

By:	/s/ Lei Jin
Name:	Lei Jin
Title:	Authorized Signatory

IN WITNESS WHEREOF, the undersigned hereby executes this Term Sheet as of the date first written above.

BJ Russell Holdings Limited

By:	/s/ Yahong Liang
Name:	Yahong Liang
Title:	Authorized Signatory

IN WITNESS WHEREOF, the undersigned hereby has executed this Term Sheet as of the date first written above.

Cainiao Smart Logistics Investment Limited

By:	/s/ Lin Wan
Name:	Lin Wan
Title:	Director

SCHEDULE I-A

CASH FUNDING COMMITMENTS

Member	Commitment (%)
Chairman	15%
Mr. Chow	10%
Cash Co-Investor X	75%
Total	100%

Note that up to 50% of the required cash investment may be allocated to certain Additional Members to be designated by the Chairman (subject to the consent of Strategic Investor A), reducing the allocations of the above-referenced Members on a pro rata basis (but without reducing their capital commitments set forth above).